Envoy Communications Group Inc.
First Quarter Report 2007

Dear Shareholders
The first quarter of fiscal 2006 was a successful quarter for Envoy. Our net earnings for the three months ended December 31, 2006 were $1.6 million or $.08 per fully diluted share, compared with a loss of ($1.1) million or ($.05) per fully diluted share last year. The earnings per share calculations were based on 19,437,820 fully diluted shares as at December 31, 2006 and 21,007,517 fully diluted shares as at December 31, 2005.
During January 2007, Envoy announced that it had purchased and cancelled 9,002,383 common shares pursuant to a modified Dutch Auction tender offer launched in fiscal 2006. The aggregate cost of purchasing these shares was $28.7 million or, $3.19 per share. The shares purchased and cancelled represented 46.5% of Envoy’s issued and outstanding common shares.
After giving effect to this purchase and cancellation of its common shares, Envoy will have 10,419,032 shares outstanding going forward. If there were no changes to the issued and outstanding shares during the remainder of the year, we estimate that the weighted average fully diluted shares outstanding for fiscal 2007 will be approximately 12,686,000.
In February 2007, Envoy received approval from the Toronto Stock Exchange for Envoy to purchase and cancel, pursuant to a Normal Course Issuer Bid, up to an additional 1,001,818 common shares over the twelve month period commencing February 7, 2007 and ending February 6, 2008.
With the traction we have gained since announcing the launch of our Merchant Banking business in 2006, we have, for the first time, reported our operating results in two operating segments, the Consumer and Retail Branding Segment and the Merchant Banking Segment. Both of these reporting segments contributed to our profitability during the quarter and we are excited about the opportunities for both businesses going forward.
Our Branding Business, Watt International Inc. (“Watt”) generated a pre tax operating profit of approximately $400,000 for the first quarter, compared to a pre tax operating loss of ($100,000) in the first quarter last year. This represents a significant turnaround in the business, year over year. This turnaround can be attributed to a restructuring of Watt and a repositioning of its business, which began in the first quarter of the 2006 fiscal year.
Watt has been successful in recent months in winning new customer relationships and expanding relationships with existing customers. Watt has generated significant new business revenue in the current quarter as a result of work in Dubai on the development of a major shopping mall. This geographic region is undergoing major growth and Watt is in an excellent position to utilize its knowledge and experience in retail branding to develop significant additional opportunities for growth. Watt has also won new business in Canada and the US to provide brand strategy and design services to major retailers.

The ability to generate new business wins from major international retailers demonstrates the strength and reputation of the brand name “Watt” in the marketplace.
The overhead expenses in the Branding Business are now more closely aligned with Watt’s revenue base. Watt will be monitoring its key expense ratios going forward in order to make further efficiency improvements.
Our Merchant Banking business, Envoy Capital Group, earned a pre tax operating profit of $1.9 million in the quarter. As this was the first reportable quarter for this segment there are no comparable earnings for the same quarter last year. Investment income for the quarter (including realized and unrealized gains, interest and dividends) totaled $2.4 million. Based on a capital base of approximately $35 million, this represents a return of approximately 7% for the quarter.
Our corporate expenses relate primarily to accounting, finance, legal and regulatory reporting compliance matters. We will also be looking for cost savings and efficiencies in these areas as we move forward.
We are pleased with the results of our first quarter and look forward to continued success in the months ahead.
Thank you for your continued support.
Geoffrey B. Genovese
President,Chairman & CEO

Envoy Communications Group Inc.
NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Envoy Communications Group Inc.
Consolidated Balance Sheets
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

		December 31	September 30
As at:		2006	2006

Assets

Current
Cash		$—	$758,195
Cash held in escrow	note 10	2,727,385	2,700,000
Investments held for trading	note 3 & 4	56,650,988	57,367,535
Accounts receivable		5,377,887	4,659,635
Future income taxes		963,967	963,967
Prepaid expenses and deferred charges		2,329,803	1,758,889
Loans receivable		493,746	492,923

		68,543,776	68,701,144

Investments	note 3 & 4	2,074,661	1,001,354
Loans receivable		1,234,365	1,357,802
Capital assets		1,887,309	2,057,542
Goodwill and other assets		4,407,435	4,416,609
Future income taxes		3,534,053	3,739,203

		$81,681,599	$81,273,654

Liabilities and Shareholders’ Equity

Current
Bank overdraft		$198,559	$—
Accounts payable and accrued liabilities		3,487,633	4,885,496
Deferred revenue		1,116,420	1,089,534
Current portion of long-term debt	note 5	91,030	84,862

		4,893,642	6,059,892

Long-term debt	note 5	135,798	167,173

		5,029,440	6,227,065

Shareholders’ equity
Share capital	note 6	97,186,342	97,186,342
Contributed surplus		10,787,651	10,787,651
Warrants		6,542,456	6,542,456
Deficit		(38,678,530)	(40,266,401)
Stock based compensation	note 11	854,140	847,546
Accumulated other comprehensive income (restated)	note 2	(39,900)	(51,005)

		76,652,159	75,046,589

		$81,681,599	$81,273,654

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director
The accompanying notes are an integral part of these statements

Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:		December 31	December 31
		2006	2005

Net revenue from consumer branding business	note 8	$2,568,584	$3,188,592

Net investment gains
Net realized capital gains	note 3	1,836,178	—
Unrealized capital gains	note 3	400,177	—
Interest and dividend income	note 3	207,429	—

		5,012,368	3,188,592

Operating expenses:
Salaries and benefits	note 11	2,496,138	3,080,517
General and administrative		641,719	924,394
Occupancy costs		184,243	264,807

		3,322,100	4,269,718

Depreciation		191,436	219,123

Investment earnings		(307,500)	(932,535)

Interest expense (income) and financing costs		13,311	(5,449)

		3,219,347	3,550,857

Earnings (loss) before restructuring expense, income taxes and discontinued operations		1,793,021	(362,265)

Restructuring expense	note 7	—	(1,112,760)

Earnings (loss) before income taxes and discontinued operations		1,793,021	(1,475,025)

Income tax expense (recovery )		205,150	(513,370)

Earnings (loss) from continuing operations		1,587,871	(961,655)

Earnings (loss) from discontinued operations, net of income taxes	note 10	—	(165,879)

Net earnings (loss)		$1,587,871	$(1,127,534)

Earnings (loss) per share
Basic		$0.08	$(0.05)
Diluted		$0.08	$(0.05)

Earnings (loss) per share — continuing operations
Basic		$0.08	$(0.05)
Diluted		$0.08	$(0.05)

Earnings (loss) per share — discontinued operations
Basic		$—	$(0.01)
Diluted		$—	$(0.01)

Weighted average number of common shares outstanding — basic		19,421,415	21,007,517
Weighted average number of common shares outstanding — fully diluted		19,437,820	21,007,517
The accompanying notes are an integral part of these statements

Envoy Communications Group Inc.
Consolidated Statements of Comprehensive Income
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	December 31	December 31
	2006	2005

Net earnings (loss)	$1,587,871	$(1,127,534)

Other comprehensive income:
Gain (loss) on foreign currency translation	11,105	(73,252)

Comprehensive income	$1,598,976	$(1,200,786)

The accompanying notes are an integral part of these statements

Envoy Communications Group Inc.
Consolidated Statements of Deficit
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	December 31	December 31
	2006	2005

Deficit, beginning of period	$(40,266,401)	$(42,402,587)
Net earnings (loss)	1,587,871	(1,127,534)

Deficit, end of period	$(38,678,530)	$(43,530,121)

The accompanying notes are an integral part of these statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	December 31	December 31
For the three months ended:	2006	2005

Cash flows from operating activities:

Net earnings (loss)	$1,587,871	$(1,127,534)

Items not involving cash:
Loss from discontinued operations	—	165,879
Depreciation	191,436	219,123
Stock based compensation	6,594	18,858

Net change in non-cash working capital balances:
Accounts receivable	(718,252)	2,818,619
Prepaid expenses and deferred charges	(570,914)	32,918
Escrow cash	(27,385)	—
Investments held for trading	716,547	17,113,957
Accounts payable and accrued liabilities	(1,397,863)	(314,374)
Deferred revenue	26,886	71,219
Future income taxes	205,150	29,855
Long-term restructuring costs	—	14,917

Net cash provided by (used in) operating activities	20,070	19,043,437

Cash flows from financing activities:
Long-term debt repayments	(25,207)	(32,769)

Net cash provided by (used in) financing activities	(25,207)	(32,769)

Cash flows from investing activities:
Loans receivable	122,614	—
Purchase of capital assets	(12,029)	(91,196)
Investments held for trading	—	(19,119,356)
Investments	(1,073,307)	—

Net cash provided by (used in) investing activities	(962,722)	(19,210,552)

Change in cash balance due to foreign exchange	11,105	(73,252)

Net change in cash from continuing operations	(956,754)	(273,136)

Cash flows from discontinued operations
Net cash provided by operating activities	—	467,408
Net cash provided by (used in) financing activities	—	(583,999)
Net cash provided by (used in) investing activities	—	547,573
Change in cash balance due to foreign exchange	—	(60,397)

Net change in cash from discontinued operations	—	370,585

Net change in cash	(956,754)	97,449

Cash, beginning of period — continued operations	758,195	2,324,074
Add: cash, beginning of period for the discontinued operations	—	1,885,846
Less: cash, end of period for the discontinued operations	—	(2,256,431)

Cash, end of period	$(198,559)	$2,050,938

Supplemental cash flow information:
Interest paid	$11,124	$8,126
Income taxes paid	—	—
The accompanying notes are an integral part of these statements

Envoy Communications Group Inc.
Consolidated Statement of Shareholders Equity
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

						Accumulated
						other
						comprehensive	Total
		Contributed		Retained	Stock based	income	shareholders’
	Share capital	surplus	Warrants	earnings	compensation	(restated)	equity

Balance, October 1, 2006	97,186,342	10,787,651	6,542,456	(40,266,401)	847,546	(51,005)	75,046,589

Net earnings for the period				1,587,871			1,587,871

Stock option expense					6,594		6,594

Unrealized gain on foreign exchange translation						11,105	11,105

Balance, December 31, 2006	97,186,342	10,787,651	6,542,456	(38,678,530)	854,140	(39,900)	76,652,159

1.	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2006.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2007.

2.	Significant accounting policies

Accounting policies followed in the preparation of the annual consolidated financial statements are consistent with those used in the preparation of the December 31, 2006 interim consolidated financial statements except for the following:

Effective October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855 Financial Instruments – recognition and measurement (“CICA Section 3855”). CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. As permitted by CICA Section 3855 investments held by the Company are accounted for at fair value.

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

1. Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. In determining the discount for such investments, the

2.	Significant accounting policies (continued)

Company considers the nature and length of the restriction, business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies are recorded at cost unless an upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher than the Company’s carrying value. Downward adjustments to carrying value are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts and other developments since acquisition.

(iii) Other investments and Loans:

All the other investments are recorded at cost unless there is substantial evidence of change in value.

Loans are recorded at cost and revenue is amortized using effective interest method.

Effective October 1, 2006, the Company also adopted section 1530 of the CICA Handbook, Comprehensive Income. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:
•	changes in the currency translation adjustment relating to self-sustaining foreign operations

•	unrealized gains or losses on available-for-sale investments.
The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.

2.	Significant accounting policies (continued)

The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments –Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for fiscal years beginning on or after October 1, 2006.

In conjunction with the above new sections, the CICA also issued section 3865 of the CICA Handbook, Hedges. The section describes when and how hedge accounting can be used.

Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:
•	changes in the fair value of a hedged item and a hedging item

•	changes in the cash flows attributable to a hedged item and a hedging item, or

•	changes resulting from a risk exposure relating to a hedged item and a hedging item.
Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period. The Company currently does not have any hedge transactions.
3.	Investments

	December 31	September 30
	2006	2006

Investments held for trading

Cash and equivalents	$19,865,987	$23,696,013

Publicly-traded investments
Fixed income	—	4,674,554
Equities	21,062,172	21,595,931
Discount securities	15,037,829	6,716,037

	36,100,001	32,986,522
Privately-held investments
Equities	685,000	685,000

Total investments held for trading	$56,650,988	$57,367,535

Investments
Real estate	$2,074,661	$1,001,354

3.	Investments (continued)

As at December 31, 2006 the portfolio was invested in marketable securities, including discount notes, GIC’s and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at December 31, 2006 of the individual financial instruments. The specific investments within portfolio will vary depending on market conditions. At December 31, 2006, the discount securities mature within six months at their face value.

Interest income on loans receivable was $ 36,208 during the current quarter.

4.	Related party transactions

During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provides that the costs of acquisition, including legal fees, disbursements and land transfer taxes, be funded equally by both parties. It is anticipated that within 12 months from the acquisition the properties will be severed and separate legal ownership established. The total costs of acquisition, surveying and consulting related to all properties is estimated to be $3,000,000, with Envoy’s share expected to be $1,500,000. As of September 30, 2006, ECGP had net expenditures of $1,001,354, including a receivable from the related party of $56,221. During the current quarter the agreement was terminated and the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

5.	Long-term debt

	December, 31	September, 30
	2006	2006

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in blended monthly instalments of $7,666.	$226,828	$252,035

Less current portion	91,030	84,862

	$135,798	$167,173

6.	Share capital

Authorized: 40,000,000 common shares without par value

Issued:

	Three months ended		Fiscal year ended
	December 31, 2006		September 30, 2006
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	19,421,415	$97,186,342	21,007,517	$105,204,765

Common shares issued pursuant to:

Stock options exercised	—	—	20,000	25,000

Repurchase of shares pursuant to normal course issuer bid	—	—	(1,606,102)	(8,043,423)

Balance, end of period	19,421,415	$97,186,342	19,421,415	$97,186,342

Pursuant to the normal course issuer bid which began on August 26, 2005 and ending on August 25, 2006, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. Under this normal course issuer bid, up to August 25, 2006, the Company had repurchased and cancelled 2,013,182 common shares for cash consideration of $3,934,414. During fiscal 2006, under this normal course issuer bid, the Company repurchased and cancelled 1,606,102 common shares for cash consideration of $2,829,831.
Pursuant to the terms of a modified “Dutch Auction” a substantial issuer bid which began on September 15, 2006 and ended on January 24, 2006, the Company repurchased, for cancellation, 9,002,383 shares at average price of US$2.70 per share. See Subsequent Events note 10.
7.	Restructuring costs

In November 2005, the Company announced that its Board of Directors had approved the immediate implementation of a restructuring plan. The restructuring involved the downsizing of its subsidiaries workforce, and writing off redundant capital assets. Accordingly, the Company recorded a restructuring provision of $1.9 million in the first quarter of fiscal 2006, which included $1.1 million for North American operations and $0.8 million for UK operations. Termination costs related to 73 employees, of which 44 employee terminations were in North America and 29 in the United Kingdom and Continental Europe.

7.	Restructuring costs (continued)

The restructuring plan was completed in the fourth quarter of 2006. The restructuring costs relating to the UK operations have been included in discontinued operations. The restructuring costs accrued but unpaid were :

	December 31	September 30
	2006	2006

Accounts payable and accrued liabilities	$—	$19,456

8.	Segmented information

Summary of financial information concerning the Company’s operating segments is shown in the following tables:
(a) Operating results

	Consumer
	and Retail	Merchant
Three Months Ended December 31, 2006	Branding	Banking	Corporate	Total

Net revenue/ Investment income	$2,568,584	$2,443,784	$0	$5,012,368

Operating expenses:
Salaries and benefits	1,671,167	381,326	443,645	2,496,138
General and administrative	183,504	131,153	327,062	641,719
Occupancy costs	206,120	23,320	(45,197)	184,243

Depreciation	102,241	4,589	84,606	191,436

Investment earnings	0	0	(307,500)	(307,500)

Interest expense and financing costs	5,227	0	8,084	13,311

Earnings (loss) before income taxes and discontinued operations	400,325	1,903,396	(510,700)	1,793,021

Income tax expense				205,150

Earnings from continuing operations				1,587,871

Earnings from discontinued operations, net of income taxes				0

Net earnings				$1,587,871

8 (a). Segmented information (operating results continued)

	Consumer
	and Retail	Merchant
Three Months Ended December 31, 2005	Branding	Banking	Corporate	Total

Net revenue	$3,188,592	$0	$0	$3,188,592

Operating expenses:
Salaries and benefits	2,253,767	0	826,750	3,080,517
General and administrative	541,412	0	382,982	924,394
Occupancy costs (recovery)	330,391	0	(65,584)	264,807

Depreciation	132,832	0	86,291	219,123

Investment earnings	0	0	(932,535)	(932,535)

Interest (income) expense and financing costs	5,264	0	(10,713)	(5,449)

(Loss) earnings before restructuring expense, income taxes and discontinued operations	(75,074)	0	(287,191)	(362.265)

Restructuring expense	(1,002,760)	0	(110,000)	(1,112,760)

(Loss) earnings before income taxes and discontinued operations	(1,077,384)	0	(397,191)	(1,475,025)

Income tax recovery				513,370

(Loss) from continuing operations				(961,655)

(Loss) from discontinued operations, net of income taxes				(165,879)

Net (loss)				$(1,127,534)

(b) Summary of total assets

	Consumer
	and Retail	Merchant
	Branding	Banking	Corporate	Total

December 31, 2006	13,677,806	34,307,679	33,696,114	81,681,599

September 30, 2006	12,839,214	0	68,434,440	81,273,654

8.	Segmented information (continued)

As of October 1, 2006, the Company changed its corporate structure to include a focus on its Merchant Banking operations. In prior periods, the Company had only one operating segment. Accordingly, the Company has amended its segmented disclosures for fiscal 2007 and restated comparative figures to conform to the current presentation.

9.	Subsequent events

On September 15, 2006 the Company announced its intention to repurchase common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. The Company intention was to repurchase up to eight million common shares at a cash price of not more than $2.50 and not less than $2.25 per share.

Subsequent to the announcement, the offer was modified to repurchase up to seven million shares at cash of not more than $2.70 US and not less than $2.55 US per share. The information circular and related documents to modify “Dutch Auction” tender offer was mailed to shareholders on November 20, 2006.

On December 14, 2006, the Company announced that it would increase the offer to purchase maximum number of common shares from seven million to eight and a half million. In this announcement, the expiry date of the tender offer was also extended from December 27, 2006 to December 29, 2006. Notice of variation and extension of offer to purchase for cash was mailed to shareholders on December 14, 2006.

On December 29, 2006, the Company announced that the expiry date of the tender offer was extended from December 29, 2006 to January 9, 2007. Notice of variation and extension of offer to purchase for cash was mailed to shareholders on December 30, 2006.

On January 9, 2007, the Company announced that it would increase the offer to purchase maximum number of common shares from eight and a half million to ten million. In this announcement, the expiry date of the tender offer was also extended from January 9, 2007 to January 24, 2007. Notice of variation and extension of offer to purchase for cash was mailed to shareholders on January 10, 2007.

On January 30, 2007, the Company paid US$24,306,434 (CDN$28,739,928), US$2.70 (CDN $3.19) per common as a settlement for 9,002,383 common shares. All the repurchased shares were cancelled. Subsequent to cancellation there were 10,419,032 common shares outstanding.

10.	Discontinued operations

Effective September 15, 2006, Envoy completed the sale of shares of its wholly owned ECG (UK) and related business and all the assets of Watt Gilchrist Limited and Parker Williams Design Limited. The sale price was $27,000,000 paid in cash. Pursuant to the terms and conditions of sale purchase agreement $2,700,000 is being held in escrow to secure potential third party claims. The escrowed funds less the amount of any third party claim will be released to Envoy on the first anniversary date of the transaction, September 15, 2007.

Following are the results of Discontinued operations:

ECG Holdings (UK) Limited and related companies

	December 31,	December 31,
Three months	2006	2005

Net revenue	$—	$5,553,435

Operating expenses	—	4,494,912
Interest income	—	(11,351)
Depreciation and amortization	—	335,232
Restructuring expense		743,657
Income tax expense (recovery)	—	(3,831)

Loss from discontinued operations	—	(5,184)

Minority interest	—	160,695

Loss from discontinued operations	$—	($165,879)

11.	Stock based compensation

On May 25th, 2004, the Company granted certain employees and directors a total of 375,000 options at an exercise price of $4.00 per share. These options vest over periods ranging from one year to three years, and expire on May 24th, 2009. The value of the options granted has been calculated using the Black-Scholes Option pricing model and the option value will be expensed over the vesting period of the options. For the three months ended December 31, 2006, an expense of $6,594 ($18,858 for the three months ended December 31, 2005), reflecting the option amortization for the period, has been included in salaries and benefits expense.

Envoy Communications Group Inc.
Management Discussion and Analysis
First Quarter of Fiscal 2007
February 12, 2007
This section of our interim report sets forth Management’s Discussion and Analysis (“MD&A”) of the financial performance of Envoy Communications Group Inc. (“Envoy”, “we” or “us”) for the three months ended December 31, 2006 compared to the three months ended December 31, 2005.
The analysis should be read in conjunction with the unaudited interim consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report as well as the annual audited consolidated financial statements and the MD&A presented in the Annual Report to Shareholders for the year ended September 30, 2006.
The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 21 to the September 30, 2006 year end audited financial statements.
EXECUTIVE SUMMARY
In prior periods Envoy had only one reportable segment, the Consumer and Retail Branding Group. However, with the establishment of Envoy Capital Group and the commencement of its merchant banking operations in fiscal 2007, Envoy now conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.
Corporate Overview
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. The Company announced at that time that it intended to repurchase up to eight million common shares at a cash price of not more than $2.50 CDN and not less than $2.25 CDN per share. Subsequent to the announcement, the offer was modified to repurchase up to seven million shares at cash of not more than $2.70 US and not less than $2.55 US per share. The information circular and related documents for the modified “Dutch Auction” tender offer were mailed to shareholders on November 20, 2006.
On December 14, 2006, the Company announced that it would increase the maximum number of common shares that it would repurchase from seven million to eight and a half million. In this announcement, the expiry date of the tender offer was also extended from

December 27, 2006 to December 29, 2006. A notice of variation and extension of offer to purchase for cash were mailed to shareholders on December 14, 2006.
On December 29, 2006 the Company announced that it was extending the bid, without variation, from December 29, 2006 to January 9, 2007.
On January 9, 2007 the Company announced that it would increase the maximum number of common shares that it would repurchase from eight and a half million shares to ten million shares. In this last announcement, the expiry date of the tender offer was also extended from January 9, 2007 to January 24, 2007. A notice of variation and extension of offer to purchase for cash were mailed to shareholders on January 10, 2007.
On January 24, 2007 the Company announced that it would take up and pay for 9,037,285 common shares at a purchase price of $2.70 USD per share for a total purchase price of $24.4 million USD. Payment for the shares was made from available cash on January 31, 2007. After giving effect to the purchase of these shares there will remain outstanding approximately 10.4 million common shares.
Effective September 15, 2006, Envoy sold its wholly owned subsidiary, ECGH, including Parker Williams and Watt Gilchrist Limited (“Gilchrist”), for $27 million cash and recorded a net gain of $5.7 million on the sale. Pursuant to the terms and conditions of the sale and purchase agreement $2.7 million of this purchase price is being held in escrow to secure potential third party claims. The escrowed funds, less the amount of any third party claims, will be released to Envoy on the first anniversary date of the transaction, September 15, 2007. Envoy believes that the sale of its UK holdings, which represented non-core holdings for Envoy, will enhance shareholder value.
In November 2005, the Company announced that its Board of Directors approved the immediate implementation of a restructuring plan which involved the downsizing of staff and writing off redundant capital assets. Envoy recorded a restructuring expense of approximately $1.1 million in the first quarter of fiscal 2006 relating to the Branding Group. The annual savings in salaries, benefits and other expenses associated with this restructuring were estimated to be approximately $0.9 million. The restructuring was completed during fiscal 2006 and the actual restructuring expense for the fiscal year was $643.000.
Pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2006 the Company repurchased and cancelled 1,606,102 common shares for cash consideration of $2.8 million. The average price of the shares repurchased during fiscal 2006 was $1.76 per share.
On February 5, 2007 the Company announced that the Toronto Stock Exchange accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 1,001,818 common shares over the next twelve month period. Purchases were approved to commence on February 7, 2007 and will conclude on the earlier of the date on which purchases under the bid have been completed and February 7, 2008.

The Board of Directors of Envoy believes that the purchases of its common shares pursuant to the normal course and substantial issuer bids, and the proposed purchases under the February 5, 2007 announcement, are in the best interests of Envoy and are a desirable use of corporate funds. All common shares purchased by Envoy will be cancelled.
Based on the 2006 year-end Financial Statements, the Company confirms that it will be characterized as a passive foreign investment company (“PFIC”) under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2006, and may be a PFIC for subsequent fiscal years
U.S. shareholders who held Envoy’s common shares during fiscal 2006 (or who hold Envoy’s common shares during any subsequent fiscal year when it is a PFIC) may be able to mitigate certain tax consequences of Envoy’s PFIC status by availing themselves of certain elections under the Internal Revenue Code, including a “qualified electing fund” (“QEF”) election or a “mark-to market” election. Envoy will complete the actions necessary, including providing the information necessary, for U.S. shareholders to make a QEF election. The deadline for a U.S. shareholder to file a QEF election or a “mark-to market” election is the due date of such U.S. shareholder’s federal income tax return (including extensions) for the taxable year to which such election relates. Envoy believes that this determination will not have any tax consequences to non-U.S. shareholders.
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including QEF or “mark-to-market” elections.
U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.
Consumer and Retail Branding Overview
The operations of the Branding Group are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”). Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market. During fiscal 2006, Watt completed its restructuring initiative to better align its cost structure to current market conditions. In addition Watt transformed its business model to become more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.
In recent months Watt announced new customer wins and strengthened relationships with existing customers. For example, in March Watt announced that it would be working with leading South American retail developer, Cencosud S.A., to carry out the retail design development of the Costanera Shopping Center in Santiago, Chile. In May, Watt announced its appointment as Dubai Festival City’s Design Consultant of record, tasked with ensuring that world-class design standards were maintained across the 500+ retail tenants of the City’s Festival Center Shopping Mall. Our work with this new customer has led to new and expanded business opportunities in the region. In the US, Watt has developed new relationships with major retailers and is working on brand strategy and design projects. In Canada, Watt announced that it had been selected to develop a new prototype model for Cineplex Entertainment’s SilverCity banner, while continuing to grow and strengthen existing relationships with other retail clients such as McDonald’s Canada.
Merchant Banking Overview
In Fiscal 2006 Envoy announced that its board of directors approved the launch of Envoy Capital Group. Envoy Capital Group will be a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy believes that there is a need for merchant banking services in this segment of the market and Envoy is uniquely positioned to satisfy this need. Envoy has made several successful equity investments in recent years and has demonstrated an ability to identify and to add value to small and mid-cap companies in need of capital.
Envoy Capital Group’s mission is to build wealth and its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. Its goal is to deliver superior returns on a consistent basis and to create value for its shareholders.
Envoy capitalized this new division with an investment of approximately $35 million and commenced operations in fiscal 2007.
RESULTS OF OPERATIONS
COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2006, COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2005
On a consolidated basis, the net income for first three months of fiscal 2007 was $1.6 million compared with a loss of ($1.1 million) for the first three months of fiscal 2006.
The comparative results for the first quarter of fiscal 2006 include a restructuring expense of ($1.1) million relating to Envoy’s Branding Segment.
In addition, as a result of the sale of the ECG Holdings (UK) last year, the operating results for the UK and European operations for the three months ended December 31, 2005 are included in the interim financial statements as discontinued operations. This loss (net of income taxes) amounted to approximately ($166,000)
On a fully diluted per share basis the net income this year was $.08 per share compared to a loss of ($.05) last year. The loss from discontinued operations in the first quarter of fiscal 2006 was ($.01) per fully diluted share.

Consumer and Retail Branding Segment
Net revenue for the Branding Segment represents compensation services rendered. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net Revenue for the three months ended
	December 31
	(in millions)
By type of service:	2006	% of total	2005	% of total
Consumer and retail branding	$2.6	100%	$3.2	100%

By customer location:	2006	% of total	2005	% of total
Canada	$1.2	45%	$1.3	41%
USA and South America	0.7	28%	1.9	58%
Middle East and Asia	0.7	27%	0.0	0%

	$2.6	100%	$3.2	100%

Net revenue for the three months ended December 31, 2006 was $2.6 million, compared to $3.2 million for the three months ended December 31, 2005, a decrease of $0.6 million. The principal reason for the decline in net revenue from last year to this year was that Watt was completing a major project for one its US based customers during fiscal 2006. This project was not repeated in the current quarter resulting in an overall decline in net revenue. In reviewing our client spending plans for the remainder of fiscal 2007 we expect our revenue going forward to be consistent with the first quarter.
Net revenue from Canadian customers was approximately the same during the first quarter of the current year as the first quarter of last year.
Net revenue from the U.S. and South American based customers decreased by $1.2 million for the first quarter of 2007 compared to the twelve first quarter of 2006. As explained above, the principal reason was related to a project with a US based customer that was not repeated in the current year.
Net revenue from the Middle East and Asian region increased $0.7 million in the first quarter of 2007 compared to the first quarter of 2006. The principal reason for this growth is revenue from a client based in Dubai. Watt commenced a major project in Dubai during fiscal 2006 and has developed new and expanded opportunities as this region experiences a major growth in its economy. The Company expects that net revenue from the Middle East and Asia will be a significant contributor to its future growth.

Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis. Salaries and benefits tend to fluctuate in conjunction with revenues. To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow. Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.
Operating expenses, excluding depreciation, for the first quarter of 2007 were $2.1 million compared with $3.3 million in the first quarter of fiscal 2006. Expressed as a percentage of revenue operating expenses were 80.2% this year compared to 102.8% last year.
Salaries and benefits expense for the current quarter were $1.7 million compared to $2.4 million for the first quarter last year, a decrease of $0.7 million or 30.5%. Salaries and benefits expense as a percent of net revenue was 65.1% for this year compared to 75.4% last year. Salaries and benefits are more closely aligned with revenue this year as a result of the restructuring implemented last year and continue to be closely monitored to align costs with current and expected revenues.
General and administrative expenses were $0.2 million in the current quarter compared to $0.5 million last year, a decrease of $0.3 million. General and administrative expenses as a percent of net revenue were 7.1% for this year compared to 17.0% last year. The Company continues to actively look at ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.
Occupancy costs for the current quarter were $0.2 million compared to $0.3 million last year, a decrease of $0.1 million. Occupancy costs as a percent of net revenue were 8.0% this year compared to 10.4% last year. During the fourth quarter of last year Watt consolidated its operations from two locations to one location and is benefiting from reduced rent expense and efficiencies of scale in other occupancy costs.
Depreciation expense for three months ended December 31, 2006 and three months ended December 31, 2005 was $0.1 million.
Interest expense was negligible for three months ended December 31, 2006 for the same period last year.

Merchant Banking Segment
Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s Merchant banking activities are being reported as a new operating segment in fiscal 2007. Accordingly, there are no comparable amounts for the first quarter of fiscal 2006.
For the quarter ended December 31, 2006 the Company realized a gain on the disposal of investments of $1.8 million. All of the gain was attributable to the sale of marketable securities. The company also had net unrealized gains on its investments of approximately $0.4 million in the first quarter of fiscal 2007. The unrealized gains were due to the upward adjustment to market value of its investments as at December 31, 2006.
In aggregate, the Company had a net investment gain of approximately $2.7 million for the current quarter. Going forward investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
Interest and dividend income for the Merchant Banking segment in the quarter was approximately $0.1 million. Interest earned for the quarter was largely attributable to cash held in short term GIC’s or discount securities.
Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the quarter were approximately $0.5 million.
During the first quarter of fiscal 2007 pre tax earnings from the Merchant Banking business totaled approximately $1.9 million.
Corporate
The Corporate segment of the Company’s operations earned approximately $0.3 million in interest revenue from cash set aside to fund the Company’s substantial issuer bid, initially expected to close in December, 2006. Approximately $30 million was segregated for this purpose and held in secure cash investments bearing a nominal interest rate. Due to the extensions to the issuer bid, the funds remained in the account until mid January 2007.
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. During the quarter these expenses totaled approximately $0.6 million.

Restructuring Expense
During the first quarter of fiscal 2006 the Company announced that it was implementing a restructuring plan which involved downsizing staff and writing off redundant capital assets. The Company incurred a restructuring expense in the first quarter of 2006 of $1.1 million. The estimated annual expense savings for its North American operations resulting from the restructuring was estimated to be approximately $0.9 million. The restructuring plan was completed during fiscal 2006.
Income Taxes
Income tax expense for the period was $0.2 million, an effective tax rate of approximately 11.4%. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the first quarter. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Income from discontinued operations
Income from discontinued operations represents income from Envoy’s UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The loss from discontinued operations, net of income taxes and minority interests, for the first quarter of fiscal 2007 was NIL and for the first quarter of fiscal 2006 was approximately ($166,000).
Discontinued operations as detailed in note 11 to the Interim Financial Statements as follows:

Period Ending December 31	2006	2005

Net revenue	$—	$5,553,435

Operating expense	—	4,494,912
Interest income	—	(11,351)
Depreciation	—	335,232
Income tax expense	—	(3,831)

Loss from discontinued operations	—	(5,184)

Minority interest	—	160,695

Loss from discontinued operations	$—	($165,879)

Net earnings (loss)
Net earnings for the three months ended on December 31, 2006 was $1.6 million, compared to a loss of ($1.1) million for the three months ended on December 31, 2005.

On a per share basis the net earnings in the current year were $.08 per share compared to a loss of ($.05) last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 19,437,820 this year compared to 21,007,517 last year.
SUMMARY OF QUARTERLY RESULTS

	Q1 2007	Q4 2006	Q3 2006	Q2 2006
	million	million	million	million
Net revenue	$5.4	$2.50	$5.50	$3.80

Net earnings (loss):
From continuing operations	$1.5	($1.81)	($1.50)	($1.09)
Including discontinued operations	$1.5	$3.20	($0.40)	($0.40)

Net earnings (loss) per share
From continuing operations
Basic	$.08	($0.10)	($0.07)	$(0.05)
Diluted	$.08	($0.10)	($0.07)	($0.05)
Including discontinued operations
Basic	$.08	$0.22	($0.05)	($0.02)
Diluted	$.08	$0.22	($0.05)	($0.02)

	Q1 2006	Q4 2005	Q3 2005	Q2 2006
	million	million	million	million
Net revenue	$5.50	$5.50	$5.70	$4.30

Net earnings (loss):
From continuing operations	($1.00)	$0.60	$1.50	$0.40
Including discontinued operations	($1.10)	$0.90	$3.60	$0.80

Net earnings (loss) per share
From continuing operations
Basic	($0.05)	$0.03	$0.06	$0.02
Diluted	($0.05)	$0.03	$0.06	$0.02
Including discontinued operations
Basic	($0.05)	$0.04	$0.16	$0.04
Diluted	($0.05)	$0.04	$0.16	$0.03

COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual obligations at December 31, 2006:

		Due in year	Due in year	Due in year	Due in year
	Total	1	2	3	4
Operating leases	$2,207,445	$747,792	$732,102	$690,013	$37,538
Long term debt	229,975	91,990	91,990	45,995	—

Total contractual cash obligations	$2,437,420	$839,782	$824,092	$736,008	$37,538

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2006, Envoy had working capital of $63.6 million, including a bank overdraft of approximately ($199,000). At September 30, 2006 it had working capital of $62.6 million including cash of $758,000. Included in working capital are investments in marketable securities, the current portion of which was $56.7 million at December 31, 2006 and $57.4 million at September 30, 2006.
Net cash provided by operating activities was nominal for the three months ended December 31, 2006, compared to $1.9 million provided by operating activities for the three months ended December 31, 2005. In the current quarter the net income was offset by a reduction in accounts payable and accrued liabilities as well as an increase in accounts receivable. In the first quarter of last year, the net loss incurred was funded largely by the reduction of trade accounts receivable of $2.8 million, resulting from a significant increase in net revenue in the previous quarter offset by a decrease in accounts payable and accrued liabilities. In addition, the Company reclassified approximately $17.1 million of investments from current assets to long term investments.
In the current quarter, net cash used in investing activities consisted of approximately $1.1 million in long term real estate assets. As described above, the cash generated from operating activities in the first quarter of last year was re-invested in long term investments.
Cash flow from discontinued operations last year was approximately $0.4 million.
As at December 31, 2006 the Company held approximately $35.0 million in short term, liquid investments (GIC’s and discount notes), most of which was to be used to fund the substantial issuer bid which closed in January, 2007. In addition, the Company’s other investments totaling approximately $21.7 million are held in very liquid marketable securities.
The Company had only a nominal amount of long term debt at December 31, 2006 and has no foreseeable cash requirements that would require any additional long term borrowings.

TRANSACTIONS WITH RELATED PARTIES
During the first quarter of 2007 the Company invested $685,000, by way of a private placement, in Augen Gold Corporation (“Augen Gold”). Augen Gold is a newly incorporated private company which subsequently acquired a large claim group in the Swayze Greenstone belt between Sudbury and Timmons which includes the former Jerome Mine. This transaction is deemed to be a related party transaction by virtue of certain directors and officers of Envoy being shareholders in the Augen Gold. Envoy’s investment in Augen Gold was made on the same terms and conditions as the related parties.
In April 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements and land transfer taxes, be funded equally by both parties. As of September 30, 2006, ECGP had net expenditures of $1,001,354, including a receivable from the related party of $56,221. The agreement was terminated and during the first quarter of fiscal 2007 the Company purchased the related parties interest in the properties for a cash payment of $945,133 net of the loan receivable of $56,221.
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
CRITICAL ACCOUNTING POLICIES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the September 30, 2006 Year End Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 21 to the year end Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.
When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.
Intangible assets
To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
Income Taxes
Envoy accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Revenue Recognition
With respect to the Consumer and Retail Branding business, the Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing reimbursable pass-through costs; and

(iii)	work in process representing costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.
With respect to the Merchant Banking business, the Company recognizes income as follows:
(i)	interest income is recorded on an accrual basis;

(ii)	dividend income is recorded on the ex dividend date;

(iv)	realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed so as to recognize the full realized gain or loss in the period of disposition.
Investment Valuations
Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
Securities in privately-held companies are recorded at cost unless an upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher than the Company’s carrying value. Downward adjustments to carrying value are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts and other developments since acquisition.
Discontinued operations
Effective October 1, 2004, the Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.
RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions
The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America.
Client concentration
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the year ended September 30, 2006, the Company’s top three clients accounted for 16% of its consolidated net revenue. The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients without adding new sources of net revenue could have an adverse effect on the Company’s financial results.
Market risk
Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
Foreign currency risk
Envoy is subject to currency risk through its activities in the United States. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.

International exposure
The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Key personnel
Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.
Credit risk
Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at December 31, 2006, Envoy had one customer, who represented 17% of accounts receivable and one customer who represented 21% of accounts receivable as at September 30, 2006.
Future investments
The Company identifies, assesses and reviews potential investment opportunities on going basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2006 and, given the size of the Company and the involvement of the Chief Executive Officer, Chief Financial Officer and other senior management, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.
UPDATED SHARE INFORMATION
As at December 31, 2006, there were 19,421,415 common shares of Envoy issued, compared to 19,421,415 issued at September 30, 2006.
After giving effect to the Substantial Issuer Bid, which closed on January 24, 2007, the issued and outstanding common shares of Envoy will be reduced to 10,419,032.
OTHER INFORMATION
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.
FORWARD LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman	60 Columbia Way, Suite 400
	and Chief Executive Officer	Markham, Canada L3R 0C9

Telephone: (416) 593-1212
Facsimile: (416) 593-4434	J. Joseph Leeder
Chief Financial Officer and Vice President
Mergers and Acquisitions

BANKERS
DIRECTORS	John H. Bailey	RBC Royal Bank
John H. Bailey	Executive Vice President	200 Bay Street
B.Comm, J.D., LL.M	and Corporate Secretary	Toronto, Canada M5J 2J5
Barrister & Solicitor

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL (CANADIAN)
Chief Executive Officer	David Parkes (Chair)	Blake, Cassels & Graydon LLP
Wakai Technologies Inc.	Hugh Aird	Box 25, Commerce Court West
	David I. Hull	Toronto, Canada M5L 1A9

Geoffrey B. Genovese
President, Chairman and	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)
Chief Executive Officer	David I. Hull (Chair)	Skadden, Arps, Slate, Meagher & Flom LLP
Envoy Communications Group Inc.	Hugh Aird	PO Box 258, Suite 1750
	David Parkes	Toronto, Canada M5K 1J5

David I. Hull
President	NOMINATING AND CORPORATE
Hull Life Insurance Agencies Inc.	GOVERNANCE COMMITTEE
	David I. Hull (Chair)	INVESTOR RELATIONS
Hugh Aird (Lead Director)	Hugh Aird	E-mail: info@envoy.to
Vice-Chairman North America	David Parkes
Edelman		Additional information is
	TRANSFER AGENT	available on our
	Computershare Investor	Web site at www.envoy.to
Services Inc.
	100 University Avenue, 9th Floor	STOCK TRADING INFORMATION
	Toronto, Canada M5J 2Y1	Toronto Stock Exchange: ECG
NASDAQ Exchange: ECGI